

December 10, 2014

<u>Via E-mail</u>
Richard Pascoe
Chief Executive Officer
Apricos Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130

> **Re:** **Apricos Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 8, 2014**
> **File No. 333-200799**

Dear Mr. Pascoe:

We have limited our review of your registration statement to the issue addressed in our comment. Please respond to this letter as requested. After reviewing any information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note that you have an application for confidential treatment that remains pending. Please be advised that we will not be in a position to grant acceleration of the effective date of your registration statement until such time as comments to this application, if any, have been resolved and a confidential treatment order has been issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Richard Pascoe
Apricos Biosciences, Inc.
December 10, 2014
Page 2

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scot Foley at (202) 551-3383 or Daniel Greenspan at (202) 551-3623 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Cheston J. Larson, Esq.
Matthew T. Bush, Esq.
Latham & Watkins LLP
12640 High Bluff Drive
San Diego, CA 92130